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                                              August 1, 2007



FEDERAL EXPRESS AND
EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Attn: Joshua Ravitz; John Stickel
100 F Street, N.E.
Washington, D. C. 20549

Re:  Smoky Market Foods, Inc.
     Second Response to SEC Comments regarding Registration Statement on Form SB-2
     Filed May 16, 2007
     File No. 333-143008

Dear Mr. Ravitz:

     We received your letter dated July 19, 2007 (the "Comment Letter"), relating to the above-referenced Registration Statement on Form SB-2 (the "Registration Statement"), and are assisting Smoky Market Foods, Inc. (the "Company") in responding thereto. All responses set forth herein are on behalf, and based upon information provided by, the Company.

     To assist the staff of the Commission in completing its review of the responses to the comments contained in your letter as they relate to the Registration Statement, the comments from your letter are quoted below in italics and are followed in each case by the Company's response thereto. We have also included with the Federal Express version hereof a copy of Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which the Company has filed with the SEC on EDGAR, and a redline comparison against the original filing. All pages references herein are to the clean version of Amendment No. 2.

     The Company's responses to the specific comments are set forth below.

General
-------

1. We note that the number of shares you are registering for most selling shareholders has increased in this amendment. Shares offered and sold while a registration statement is pending may not be registered as part of that registration statement. Rather, they may only be registered in a subsequent registration statement. Please remove such shares from this registration statement or advise.

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     Response: The increase in shares subject to the Registration Statement does not reflect the offer and sale of new securities while the Registration Statement is pending; rather, it represents an adjustment in the assumed conversion or payoff date for the convertible notes subject to the Registration Statement. A portion of the shares subject to the Registration Statement are issuable upon the conversion of $786,100 in convertible notes, all of which remain outstanding and continue to accrue interest at the rate of 9% per annum. Outstanding principal and accrued interest on the convertible notes is convertible, at the option of the holder, into shares of Company common stock. In the initial Registration Statement, the Company included only enough shares to cover interest accruals through May 31, 2007, based upon the assumption that the Registration Statement would not be reviewed and would go effective prior to that date (and that conversion and/or payoff would be complete by that date). After the Company received your first comment letter, the Company estimated that it would take until August 2007 to complete the review process and that all of the convertible notes would either be paid or voluntarily converted by September 30, 2007. Based upon that estimate, in Amendment No. 1, the Company increased the number of shares subject to the Registration Statement to include a sufficient number of shares to cover those shares that will be issued upon conversion of outstanding convertible notes if all of the convertible notes are converted as of September 30, 2007.

     The Company recognizes that if the convertible notes are not converted or paid off prior to September 30, 2007, any shares issuable upon the conversion of interest accruing after that date will not be resalable under the Registration Statement.

2. In addition, please tell us why the shares you are registering for Mr. Feintech increased from 500,000 to 1,527,247 in this amendment, a proportionally greater change than that of any other selling shareholder.

     Response: Mr. Feintech is the manager of Smoky Systems, LLC ("Smoky Systems") and has investment control over such shares. The disproportionate increase is due to the fact that, in the original Registration Statement, the Company inadvertently did not include the shares held by Smoky Systems, LLC in Mr. Feintech's line entry in the Selling Stockholder table. Beginning with Amendment No. 1 to the Registration Statement, the Company has included the shares held by Smoky Systems under Mr. Feintech's listing, as it believes is required under governing rules. To clarify any confusion this may have caused, we have revised the Selling Stockholder table in Amendment No. 2 to combine the entries for Mr. Feintech and Smoky Systems into a single entry.

3. We note the explanation you provided to us in response to prior comment 7 but we reissue the comments. Section 7(a) and Schedule A, paragraph 16 of the Securities Act of 1933 requires that, absent a market price, a registration statement provide a fixed price, or formula or method to be used to calculate a price. At such time that a market develops, the shares may be sold at the prevailing market price or at privately negotiated prices. Please revise the fee table, cover page, and plan of distribution sections accordingly and furnish the information required by Item 505 of Regulation S-B.

     Response: The Company has revised Amendment No. 2 to reflect a proposed sales price for our common shares of $0.35 for periods preceding the trading of the common stock on the OTC Bulletin board. As reflected in the Registration Statement, this price is based on indications of interest we have from potential investors for the Company's shares in various contexts. Consistent with our understanding of your comments, the Registration Statement has been altered to permit the price of the shares to float after the Company's common stock begins trading on the OTC Bulletin Board, which we expect to occur at or about the time the Registration Statement becomes effective. We refer to you the revised fee table, cover page, determination of offering price (page 17 of Amendment No. 2) and plan of distribution (page 17 of Amendment No. 2).

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4.   In addition, please disclose on the cover page that you have applied to be listed publicly and the exchange or public market to which you have applied.

     Response: We have amended the cover page to reflect that the Company has applied for listing on the OTC Bulletin Board.

Cover Page
----------

5. You indicate that 18,270,537 shares of common stock are being registered, but the breakdown of this number that you provide in the first paragraph adds up to 18,271,537 (1,925,000 plus 7,862,000 plus 8,484,537). Please revise here and elsewhere in the prospectus, as necessary, to eliminate any discrepancy in the number of shares being registered.

     Response: We have revised the cover page to indicate that 7,861,000 (note 7,862,000) shares are issuable upon exercise of warrants to purchase common stock.

Overview, Page 3
----------------

6. We note the additional disclosure you have provided in response to prior comment 1. Please revise the third paragraph to disclose whether or not any "revenue-sharing affiliations with large Internet retailing companies" have yet been established. In addition, you indicate in the fourth paragraph that you have "launched [y]our Internet website." Please revise to indicate whether or not any of your food products are currently for sale on that website.

     Response: We have revised the third and fourth paragraphs of the Overview and in the Description of Our Business to reflect your comments. We refer you to page 3 and 35 of Amendment No. 2.

Use of Proceeds, Page 16
------------------------

7. Please state the amount of money you would raise if all warrants are exercised and how you would utilize those funds.

     Response: The warrants have an exercise price of $0.25 per share. We have issued warrants to purchase an aggregate amount of 7,861,000 shares. If all warrants are exercised we would raise $1,965,250.00, of which we would devote $1,750,000 to establish five pilot restaurants and the remainder to any additional start-up costs, marketing expenses, and general working capital. The Use of Proceeds section on page 17 of Amendment No. 2 has been revised to reflect this information.

Selling Stockholders and Affiliates, page 20
--------------------------------------------

8. We note the additional disclosure you have provided in response to prior comments 28 and 29, but we reissue them, in part. We found a number of discrepancies in the Selling Shareholder section which follows it, and between the Private Placement of Shares section and the cover page. Please revise to eliminate these discrepancies or advise:

          o Toni Adams is an officer and director but appears in the section for selling shareholders "other than Officers, Directors and 5% Stockholders."

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          o    Footnote 26 for Mark and MaryAnn Eichhorn indicates that all of their 712,156 shares were acquired as a result of a private placement to consultants. However, the Private Placement of Shares section indicates that only 500,000 of these shares were acquired in this manner.
          o The Private Placement of Shares section does not indicate the number of shares issuable upon conversion of the convertible promissory notes, which you indicate on the cover page is 8,484,537. Clearly explain in the Private Placement of Shares section how this number was derived.

     Response: Toni Adams is not a director of the Company. Although Toni Adams may be an officer of the Company, she is not a "named executive officer." We believe that, under Item 403 of Regulation S-B, only "named executive officers" are to be named individually in the officer section of the table. Since Ms. Adams is not a "named executive officer," the Company has included her only in the selling stockholder section of the table (although her shares are included in the officers and directors as a group calculation).

     We have revised Footnote 25 (formerly footnote 26) on page 25 of Amendment No. 2 relating to the 712,156 shares held by Mark and MaryAnn Eichhorn to indicate that only the 500,000 shares held directly by the Eichhorns were acquired in the private placement to consultants. The remainder related to convertible notes and warrants purchased for cash.

     We have updated the disclosure under the "Convertible Note and Warrant Offering" heading to explain that the offered shares include those issuable upon the conversion of the principal amount and accrued interest under the convertible notes and identified the number of shares registered with respect to principal and interest separately. We refer you to page 27 of Amendment No. 2.

Transactions with Promoters, page 32
------------------------------------

9. We note that in response to prior comment 2 you describe "the projected capitalization for the company and market price for the common stock for and following various funding transactions set forth in our business plan." Further, you indicate that Smoky Systems is "now expected to own a smaller percentage of the company than originally projected." Please revise your disclosure to summarize the projected capitalization and market price for the common stock following the various funding transactions set forth in your business plan, indicating the percentage of the company that Smoky Systems was originally expected to own and comparing it to the percentage that Smoky Systems is now expected to own.

     Response: We have updated the section entitled "Transactions with Promoters" to include a summary, in tabular form, of the projected capitalization and dilution of Smoky Systems interest in the Company based on a variety of projected sales prices per share of Company stock. We refer you to page 35 of Amendment No. 2.

Description of Business, page 33
--------------------------------

10. We note your response to prior comment 31 and reissue in part. Regarding your efforts to secure capital to start-up revenue-producing operations, please indicate if true, that although no contractual commitments have been made, you have had discussions with private investors and expect to raise such capital through additional private offerings exempt from registration following effectiveness of this registration statement. Also, if a three-month test at one location is your only revenue-generating operations to date, then state this fact, or advise.

     Response: We have added information to reflect your request in the section titled "Organization & Business Model" under Description of Business. We refer you to page 3 and 36 of Amendment No. 2.

Wood-Smoked Barbeque Restaurant-Markets, page 34
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11.  We note your response to prior comment 6 in part. Please name the marketing agency and file a consent for the reference here to their research findings.

     Response: We have identified the name of our marketing agency in the section titled "Wood-Smoked Barbeque Restaurant-Markets." We have also attached as Exhibit 23.3 to the Registration Statement a consent for the reference to their research findings. We refer you to page 37 and the
     Exhibit Index of Amendment No. 2.

Proprietary Smoking Technology, page 36
---------------------------------------

12. We note your response to prior comment 5 and reissue in part. Please provide us with a copy of your research supporting your assertion that "competing products are frequently made with the use of chemical preservatives along with injected or brine solutions containing high levels of sugar." Alternatively, delete.

     Response: The Company has elected to delete the above reference from Amendment 2.

Item 27, Exhibits, page II-6
----------------------------

13. We note the changes you have made in response to prior comment 13, but we reissue it, in part. Please file any agreements with QMG in the last two years as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-B.

     Response: Consistent with your comment, the Company has added to the
     Exhibit Index of Amendment No. 2, as Item 10.8, a copy of a services proposal received from QMG. This is the only agreement between the Company (or any of its predecessors) and QMG.

14. Please file as an exhibit to the registration statement the Amended and Restated Processing Agreement with Specialty Foods, Inc. that is referenced on page 37.

     Response: The Amended and Restated Processing Agreement with Specialty Foods, Inc. dated July 1, 2006 has already been incorporated into the Form SB-2 by reference to the Company's Registration Statement on Form 10-SB filed on July 31, 2006. The Agreement is listed in the Registration Statement as Exhibit 10.2.

If you have any comments or questions regarding the foregoing, feel free to call me at (801) 257-7963.


                                                     Very truly yours,

                                                     /s/ Bryan T. Allen

cc: Edward C. Feintech